Exhibit 99.41

THERATECHNOLOGIES INC.

September 27, 2019

VIA SEDAR

Autorité des marchés financiers

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Financial and Consumer Services Commission

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	Amended Consolidated Financial Statements of Theratechnologies Inc. for the fiscal years ended November 30, 2018 and 2017

- SEDAR Filing

- Project Number: 02876027

On February 21, 2019, Theratechnologies Inc. (“Theratechnologies”) filed on SEDAR its audited consolidated financial statements for the fiscal years ended November 30, 2018 and 2017 (the “Financial Statements”). On September 27, 2019, Theratechnologies filed on SEDAR an amended version of the Financial Statements.

The Financial Statements were amended as a result of Theratechnologies’application to list its common shares on NASDAQ, as previously publicly disclosed. In connection with the listing application and the filing by Theratechnologies of a Form 40-F with the United States Securities and Exchange Commission (the “SEC”), the audit report of KPMG, LLP contained in the Financial Statements which solely referred to the “International Financial Reporting Standards” have been amended to refer to “International Financial Reporting Standards as issued by the International Accounting Standards Board”. These amendments were made necessary as a result of the requirements of the SEC and is a clarification only.

Except as described above, there has been no other amendment to the Financial Statements.

Yours very truly,

(signed) Philippe Dubuc

Senior Vice President and Chief Financial Officer

Theratechnologies Inc.